UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transport, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Table of Contents

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 29, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, P.C.

Knoxville, Tennessee
June 5, 2006

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 29, 2005 and 2004
	2005	2004

Assets:
Cash	$38,880	$9,011
Investments, at fair value	16,666,227	16,260,822
Participant loans	992,338	652,509

Liabilities:
Excess contributions payable	21,362	46,644
Net assets available for plan benefits	$17,676,083	$16,875,698

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN Statements of Changes in Net Assets Available for Benefits Years Ended December 29, 2005 and 2004

Additions:	2005	2004
Investment income:
Interest and dividends	$242,397	$135,223
Net appreciation (depreciation) in fair value of investments:
Mutual funds	540,263	930,755
Covenant Transport, Inc. common stock	(512,906)	112,534
Net investment income	269,754	1,178,512

Contributions from employer	914,053	777,245
Contributions from participants	2,898,320	2,377,347
Total additions	4,082,127	4,333,104
Deductions:
Participants’ benefits	3,271,092	3,786,621
Administrative fees	10,650	14,951

Net increase in net assets available for benefits	800,385	531,532

Net assets available for benefits at beginning of year	16,875,698	16,344,166

Net assets available for benefits at end of year	$17,676,083	$16,875,698

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments in money market funds, mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”). Participant loans are valued at the unpaid principal balance, which approximates fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of payables is a reasonable approximation of the fair value due to the short-term nature of these investments.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transport, Inc. and subsidiaries (the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. During 2004, the Plan changed trustees from SunTrust Bank to Diversified Investment Advisors. The Plan Trustee has overall responsibility for the investment of assets, accounting for financial transactions, and distributions to participants.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code Section 415(c)(3).  The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under the Internal Revenue Code Section 402(g).

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income, and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period. Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.

(d)	Participant Loans

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan. Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan administrator. A participant may only have one loan outstanding at a time. The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Participants may choose to continue to participate in the Plan.

(e)	Distributions to Participants

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan. Participants with a hardship withdrawal are not allowed to make contributions to the plan for six months after the withdrawal.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The plan permits distributions in the event of a hardship, as defined in the Plan agreement. These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½. Hardship withdrawals are limited to the participant’s elective account balance.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.

Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $85,911 and $61,491 in 2005 and 2004, respectively. Forfeitures of $38,880 were unallocated at December 29, 2005, while the remainder was used to reduce Company contributions.

(h)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by the Company. These costs include legal, accounting, and certain administrative fees.

(i)	Reclassification

Certain items in the 2004 financial statements have been reclassified to conform to the presentation of the 2005 financial statements. Theses reclassifications had no effect on net assets available for benefits as previously reported.

(3)	Transactions with Parties-In-Interest

At December 29, 2005 and 2004, the Plan held investments in trust funds and money market accounts sponsored by the Trustee with current values of $14,774,121 and $14,399,273, respectively. The Plan also held investments in 233,121 and 154,146 shares of Covenant Transport, Inc. common stock with current values of $1,930,986 and $1,870,560 at December 29, 2005 and 2004, respectively. The Plan also held investments in the participants’ loans with interest rates between 5.25% and 8.25% with a current value of $992,338 and $652,509 as of December 29, 2005 and 2004, respectively. All administrative fees of the Plan were paid to parties-in-interest.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 29, 2005 and 2004:

	2005	2004
Covenant Transport 401(k) Unitized Stock Fund	$1,930,986	$1,870,560
Diversified Stable Pooled Fund	5,300,034	5,484,430
Diversified Equity Growth Fund	2,242,622	2,389,581
Diversified Value Horizon SAF	2,027,522	2,011,953
Diversified Core Bond Fund	1,218,814	1,313,689
Diversified Stock Index Fund	**	1,054,751
Diversified Mid Cap Growth Fund	**	974,664

**	Investment does not represent 5% or more of the Plan’s net assets for the respective year.

(5)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the Internal Revenue Code (“IRC”), and under which the Plan would be subject to tax under present income tax law. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(6)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)	Terminated Participants

As of December 29, 2005, Plan assets in the amount of $44,637 are allocated to participants that have elected to withdraw from the Plan and whose claims have been processed and approved for payment, but have not been paid.

Schedule I

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN EIN 88-0320154 Plan No. 001 Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) December 29, 2005
Identity of the issue	Description of investments	Current value

Mutual Funds:
* Diversified Equity Growth Fund	109,503 mutual fund units	$ 2,242,622
* Diversified Value Horizon SAF	85,262 mutual fund units	2,027,522
* Diversified Core Bond Fund	98,769 mutual fund units	1,218,814
* Diversified Stock Index Fund	84,953 mutual fund units	829,142
* Diversified Mid Cap Growth Fund	77,038 mutual fund units	856,659
* Diversified International Fund	33,365 mutual fund units	532,169
* Diversified Special Equity Fund	10,011 mutual fund units	249,167
* Diversified Intermediate/Long Horizon Fund	35,119 mutual fund units	434,074
* Diversified Mid Cap Value	20,789 mutual fund units	286,468
* Diversified Hi Quality Bond	4,776 mutual fund units	54,160
* Diversified Long Horizon SAF	30,639 mutual fund units	332,741
* Diversified Intermediate Horizon SAF	18,408 mutual fund units	213,170
* Diversified Short/Intermediate Horizon SAF	12,460 mutual fund units	122,856
* Diversified Short Horizon SAF	3,340 mutual fund units	35,643

Common Collective Fund:
* Diversified Stable Pooled Fund	348,265 collective fund units	5,300,034

* Participant Loans	Loans to participants, with interest rates from 5.25% to 8.25%.	992,338

* Investors Bank & Trust Company	Cash Reserve Fund	38,880

Common stock:
* Covenant Transport 401(K) Unitized Stock Fund	233,121 shares	1,930,986
		$17,697,445
* Represents parties-in-interest to the Plan.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

COVENANT TRANSPORT, INC.

Dated: June 27, 2006	By:	/s/ R.H. Lovin, Jr.
R.H. Lovin, Jr., Administrator